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APR 01 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQ Technology Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 Redwood Shores Parkway, Suite 530

(No. and Street)

Redwood City	CA	94065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Sachse

(650) 815-8628

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers, CPA PA

(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew A. Sachse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQ Technology Partners, LLC, as of December 31 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 31 day of March 2021, by Matthew A. Sachse proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Notary Public

Signature

President

Title

RINKOO R. NAT
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2345364
SANTA CLARA COUNTY
My Comm. Exp. February 13, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3-6

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of AQ Technology Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AQ Technology Partners, LLC (the "Company") as of December 31, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Certified Public Accountants

We have served as the Company's auditor since 2020
Lakewood, CO
March 31, 2021

AQ TECHNOLOGY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
Year ended December 31, 2020

ASSETS

Cash	$	10,168,914
Accounts Receivable		37,500
Other Current Assets		333,965
Fixed Assets		49,148
	$	10,589,527

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	105,598
Deferred Revenue		183,333
Other Current Liabilities		167,535
Members' equity	$	10,133,061
	$	10,589,527

See notes to financial statements

AQ TECHNOLOGY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1

THE COMPANY AND IT'S SIGNIFICANT ACCOUNTING POLICIES

The Company. AQ Technology Partners, LLC. (the "Company") is incorporated under the laws of the State of California. The Company is a wholly owned subsidiary of AQ Holdings, LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Investment banking fees are broken down into success fees and engagement fees accounted for ASC 606 as follows:

Engagement Fees are earned in full upon the signing of an engagement letter and are typically payable either in full upon signing or on some periodic basis subsequent to signing (monthly anniversary, etc.). The engagement fee is a non-refundable, fixed amount and is not contingent on the successful consummation of a transaction. The engagement fee is compensation paid to the Company for time spent on the administrative and logistical matters related to the process of marketing a transaction for the client, whether successful or not. As such engagement fees are recognized in terms of the engagement letter of each engagement either upon signing or over the appropriate period. Deferred engagement fees as of December 31, 2020 totaled $183,333.

Success Fees, are earned and payable only upon the consummation of a successful transaction for the client and determined as a percentage of the Aggregate Value of the transaction, generally using a sliding scale where the fee earned as a percentage of the Aggregate Value increases dependent on the ultimate Aggregate Value. The Success Fee is entirely contingent upon the consummation of a successful transaction and is compensation to the Company for achieving a successful transaction for its client and as such are recognized in full upon the closing of a successful transaction.

Income Taxes. Income taxes, if any, are the liability of individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

Concentration of Credit Risk. The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value Measurements. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure on December 31, 2020.

Note 2

COMMITMENTS

The Company is on 5-year lease with Hudson Properties, beginning December 1, 2020. During the year ended December 31, 2020, the Company paid rent expense of $42,294, and $99,053 in home office expenses, for a balance of $141,347.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. The Company will be adopting this standard in the year beginning January 1, 2021 in accordance with the provisions of ASU 2020-05.

Note 3

NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, or 6 2/3 % of aggregate indebtedness ($456,466) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. The minimum net capital requirement as of December 31, 2020 was $30,401.

The Company's ratio on December 31, 2020 was 0.471 to 1. The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. On December 31, 2020, the Company had net capital of $9,712,447 which was $9,682,046 in excess of the amount required by the SEC.

Note 4

PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company received proceeds from a loan in the aggregate amount of $196,400, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The company has fulfilled all of its obligations under the terms of the loan agreement, and CARES Act, to qualify for full loan forgiveness as of December 31, 2020.

Note 5

COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 6

SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through March 31, 2021 the date at which the financial statements were issued and determined there are no other items to disclose.